

Mail Stop 3561   December 20, 2017

Via E-mail
Mr. Ryan MacWilliam
Chief Financial Officer
Nevsun Resources Ltd.
760-669 Howe Street
Vancouver, British Columbia
Canada, V6C 0B4

> **Re:** **Nevsun Resources Ltd.**
> **Form 40-F for the Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-32405**

Dear Mr. MacWilliam:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ John Reynolds

　　　　　　　　　　　　　　　John Reynolds
　　　　　　　　　　　　　　　Assistant Director
　　　　　　　　　　　　　　　Offices of Beverages, Apparel and
　　　　　　　　　　　　　　　Mining